Exhibit 99.1
February 4, 2022

Ms. Effie Ashu
Director of Reserves
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

Dear Ms. Ashu:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future net cash flow, as of December 31, 2021, to the Chesapeake Energy Corporation (CHK) interest in certain properties located in the United States. The work for this report was completed as of the date of this letter. This report was prepared to provide CHK with U.S. Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise ninety and nine tenths' percent (90.9%) of CHK’s proved reserves. We believe the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net cash flow is after deducting estimated production and ad valorem taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the CHK interest, as of December 31, 2021, to be:

	Net Reserves			Future Net Cash Flow (M$)
	Oil	Gas	NGL		Present Worth
Category	(MB)	(MMCF)	(MB)	Total	at 10%
Proved Developed
Producing	160,668	3,977,988	59,312	$15,417,747	$9,297,084
Non-Producing	0	12,285	0	27,225	13,168
Proved Undeveloped	0	3,392,922	0	6,397,707	3,855,827

Total Proved(1)	160,668	7,383,195	59,312	$21,842,679	$13,166,079

(1) The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The CHK reserves presented above are for the Business Units designated by CHK’s internal naming system. These Business Units include Haynesville, Marcellus, Eagle Ford and Powder River Basin Business Units.

2435 N Central Expressway, Suite 1500 ● Richardson, TX 75080 ● Phone (214) 363-3337 ● Fax (214) 363-1608

The oil reserves include crude oil, condensate, and natural gas liquids (NGL). Oil and NGL reserves are expressed in barrels which are equivalent to 42 U.S. gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future net cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties where more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future net cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2021 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of CHK to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January 2021 through December 2021. Gas prices are referenced to a Henry Hub price of $3.60 per MMBtu, as posted by Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials. Oil prices are referenced to a Cushing West Texas Intermediate crude oil price of $66.56 per barrel, and are adjusted for gravity, crude quality, transportation fees, and regional price differentials. NGL prices are based on a Mt. Belview composite product price of $35.81 per barrel, as published in the OPIS daily price bulletin, adjusted by area for composition, quality, transportation fees, and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $63.41 per barrel for oil, $2.52 per Mcf for gas, and $27.65 per barrel for NGL.

Lease and well operating expenses are based on values reported by CHK and reviewed and confirmed by LPC at the Business Unit level. Expenses for the properties operated by CHK include direct lease and field level costs as well as allocated overhead costs. Leases and wells operated by others include all direct expenses as well as general and administrative overhead costs allowed under the specific joint operating agreements. Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by CHK and are included as required for workovers, new development wells, and production equipment. CHK has represented to us that
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they have the ability and intent to implement their capital expenditure program as scheduled. CHK’s estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are also held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the CHK interest. Our projections are based on the CHK interest receiving its net revenue interest share of estimated future gross oil, gas, and NGL production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by CHK or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by CHK including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by CHK.

CHK makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, CHK has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of CHK of the references to our name as well as to the references to our third-party report for CHK which appears
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in the December 31, 2021 annual report on Form 10-K and/or 10-K/A of CHK. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by CHK.

We have provided CHK with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by CHK and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is William M. Kazmann. Mr. Kazmann is a Licensed Professional Engineer in the State of Texas who has 47 years of engineering experience in the oil and gas industry. Mr. Kazmann earned his Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas at Austin and has prepared and overseen preparation of reports for public filings for LPC for the past 26 years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and is not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd. State of Texas Registration Number F-1360 By LPC, Inc. General Partner

/s/ Joe A. Young
Joe A. Young, Vice President Licensed Professional Engineer State of Texas No. 62866

/s/ William M. Kazmann
William M. Kazmann, President Licensed Professional Engineer State of Texas No. 45012
JAY:mam
Job # 21-940
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